# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tripadvisor, Inc., CIK 0001526520
CUSIP: 896945201
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0001104659-14-063999
Filed by CIK 0001606745
Persons authorized to receive notices and communications: Renee L. Wilm, Esq., 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, 720-875-5200

## Reporting persons
- Liberty TripAdvisor Holdings, Inc. (CIK 0001606745): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 26,823,683; shared voting power 0; sole dispositive power 26,823,683; shared dispositive power 0; aggregate amount beneficially owned 26,823,683 (19.3% of the class); the aggregate amount excludes certain shares
  Comment: Note to rows (7)(9)(11): Consists of 14,023,684 shares of Common Stock, par value $0.001 per share ('Common Stock'), of Tripadvisor, Inc., a Delaware corporation (the 'Issuer'), and 12,799,999 shares of the Issuer's Class B Common Stock, par value $0.001 per share ('Class B Common Stock'), beneficially owned by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the 'Reporting Person'). See Item 6 of the Schedule 13D for a description of certain agreements containing certain restrictions on the Common Stock and Class B Common Stock beneficially owned by the Reporting Person.
  
  Note to rows (7)(9)(11)(13): Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock. Assumes the conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person into shares of Common Stock.
  
  Note to row (13): Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 55.8 percent of the voting power of the Issuer. See Item 5 of the Schedule 13D. Such percentages are calculated based on the 126,535,867 shares of Common Stock and 12,799,999 shares of Class B Common Stock outstanding as of October 31, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 6, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Tripadvisor, Inc.
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Comment: This amended statement on Schedule 13D/A (this "Amendment") constitutes Amendment No. 8 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the "Reporting Person"), with respect to Tripadvisor, Inc., a Delaware corporation (the "Issuer"), on August 29, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on June 30, 2016, Amendment No. 2 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on November 20, 2019, Amendment No. 3 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on March 16, 2020, Amendment No. 4 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on March 24, 2021, Amendment No. 5 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on August 12, 2022, Amendment No. 6 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on February 12, 2024 and Amendment No. 7 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on May 8, 2024 (collectively, the "Schedule 13D" and together with this Amendment, the "Statement"). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 18, 2024, the Reporting Person entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer and Telluride Merger Sub Corp., a Delaware corporation and an indirect wholly owned subsidiary of the Issuer ("Merger Sub"), whereby, subject to the terms thereof, (i) Merger Sub will merge with and into the Reporting Person (the "Merger"), with the Reporting Person surviving the Merger as the surviving corporation and a wholly owned subsidiary of the Issuer, and (ii) the Merger will be immediately followed by a merger of the Reporting Person, as such surviving corporation in the Merger, with and into TellurideSub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Issuer ("ParentSub LLC") (such merger, the "ParentSub LLC Merger", and together with the Merger, the "Combination"), with ParentSub LLC surviving the ParentSub LLC Merger as the surviving company and a wholly owned subsidiary of the Issuer.

In addition, in connection with the Merger Agreement, on December 18, 2024, Certares LTRIP LLC, a Delaware limited liability company ("Certares"), entered into a voting agreement with the Reporting Person and the Issuer (the "Certares Voting Agreement"), pursuant to which, among other things, Certares has agreed, subject to the terms of the Certares Voting Agreement, to vote, or to provide its written consent to in respect of, its shares of the Reporting Person's 8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Preferred Stock"), in favor of the adoption of an amendment (the "Charter Amendment") to the Restated Certificate of Incorporation of the Reporting Person, dated August 27, 2014, that amends certain provisions of the Certificate of Designations of the Reporting Person's Preferred Stock, dated March 15, 2020, as amended.

Further, in connection with the Merger Agreement, on December 18, 2024, Gregory B. Maffei entered into a voting agreement with the Reporting Person and the Issuer (the "Maffei Voting Agreement" and together with the Certares Voting Agreement, the "Voting Agreements"), pursuant to which, among other things, Mr. Maffei has agreed, subject to the terms of the Maffei Voting Agreement, to vote his shares of the Reporting Person's Series A common stock, par value $0.01 per share ("Series A Common Stock"), and Series B common stock, par value $0.01 per share ("Series B Common Stock" and together with Series A Common Stock, the "Voting Stock"), in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and the Charter Amendment.

The terms of the Merger Agreement and Voting Agreements are summarized below.

Merger Agreement

The Merger Agreement provides that Merger Sub will be merged with and into the Reporting Person, with the Reporting Person surviving the Merger as a wholly owned subsidiary of the Issuer. Immediately following the Merger, the Reporting Person, as the surviving corporation in the Merger, will merge with and into ParentSub LLC, with ParentSub LLC surviving the ParentSub LLC Merger as the surviving company and wholly owned subsidiary of the Issuer.

Pursuant to the Merger Agreement and effective as of the effective time of the Merger (the "Effective Time"), (i) each share of the Reporting Person's Series A Common Stock and Series B Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Series A Common Stock and Series B Common Stock that are held by any person who has not voted in favor of the Merger or consented to it in writing and who is entitled to demand and properly demands appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")), would be converted into the right to receive $0.2567 in cash (without interest thereon) and (ii) all shares of the Reporting Person's Preferred Stock issued and outstanding immediately prior to the Effective Time would be converted into the right to receive in the aggregate (a) $42,471,000 in cash, without interest thereon, and (b) 3,037,959 validly issued, fully paid and nonassessable shares of the Issuer's Common Stock, par value $0.001 per share ("Common Stock"), except that, in the case of each of clauses (i) and (ii) above, each share of the Reporting Person's Series A Common Stock, Series B Common Stock and Preferred Stock (A) held by the Reporting Person as treasury stock immediately prior to the Effective Time or (B) owned by the Issuer or Merger Sub immediately prior to the Effective Time, in each case, will cease to be outstanding, will be cancelled without payment of any consideration therefor, and will cease to exist.

In addition, the Merger Agreement provides that the Reporting Person has agreed to vote its shares of the Issuer's Common Stock and the Issuer's Class B Common Stock, par value $0.001 per share ("Class B Common Stock", and together with Common Stock, "Issuer Shares"), representing approximately 55.8% of the voting power of the issued and outstanding Issuer Shares in the aggregate (calculated based on 126,535,867 shares of the Issuer's Common Stock and 12,799,999 shares of the Issuer's Class B Common Stock outstanding as of October 31, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, filed with the SEC on November 6, 2024), in a manner proportionally consistent with the vote of the Issuer Shares not owned by the Reporting Person or its officers or directors.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is included as Exhibit 7(h) to this Amendment and is incorporated into this Item 4 by reference. In addition, for further information on the Combination and the Merger Agreement, see the Form 8-K filed by the Reporting Person with the SEC on December 19, 2024 (the "Form 8-K").

Certares Voting Agreement

The Certares Voting Agreement provides that, among other things, Certares has agreed to vote or cause to be voted, or to provide its written consent to in respect of, its shares of the Reporting Person's Preferred Stock, representing all of the shares of the Reporting Person's Preferred Stock issued and outstanding, in favor of, among other things, the adoption of the Charter Amendment.

The foregoing description of the Certares Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Certares Voting Agreement, which is included as Exhibit 7(i) to this Amendment and is incorporated into this Item 4 by reference. In addition, for further information on the Certares Voting Agreement, see the Form 8-K.

Maffei Voting Agreement

The Maffei Voting Agreement provides that, among other things, Mr. Maffei has agreed to vote or cause to be voted his shares of the Reporting Person's Voting Stock, representing approximately 41.4% of the total voting power of the issued and outstanding shares of the Reporting Person's Voting Stock in the aggregate, in favor of, among other things, the adoption of the Charter Amendment and the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, including the Merger, except that in the event that the board of directors of the Reporting Person (or a duly authorized committee thereof) changes its recommendation and the Issuer elects not to terminate the Merger Agreement prior to the Reporting Person's stockholder meeting, Mr. Maffei will only be obligated to vote shares representing 33.37% of the total voting power of the shares of the Reporting Person's Voting Stock in favor thereof, with any shares in excess of such amount to be voted on such matters in the same proportion as voted by the Reporting Person's stockholders other than Mr. Maffei.

The foregoing description of the Maffei Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Maffei Voting Agreement, which is included as Exhibit 7(j) to this Amendment and is incorporated into this Item 4 by reference. In addition, for further information on the Maffei Voting Agreement, see the Form 8-K.

The information contained in Item 6 of this Amendment is incorporated by reference into this Item.

Other than as described herein, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board of directors of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future, including with respect to a Potential Transaction, and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of its holdings of shares of Common Stock, as the case may be. In reaching any determination as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person beneficially owns 14,023,684 shares of Common Stock, par value $0.001 per share, of the Issuer ("Common Stock") and 12,799,999 shares of Class B Common Stock, par value $0.001 per share, of the Issuer ("Class B Common Stock"), which shares constitute 11.1% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock. Assuming the conversion of all of the Reporting Person's shares of Class B Common Stock into shares of Common Stock, the Reporting Person beneficially owns 19.3% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3 under the Exchange Act). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 55.8% of the voting power of the Issuer. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of the Reporting Person. Such percentages are calculated based on the 126,535,867 shares of Common Stock and 12,799,999 shares of Class B Common Stock outstanding as of October 31, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, filed with the SEC on November 6, 2024. Mr. Gregory B. Maffei beneficially owns 120,353 shares of Common Stock. The Maffei Foundation beneficially owns 1,938 shares of Common Stock, as to which shares Mr. Maffei has disclaimed beneficial ownership. Mr. Albert E. Rosenthaler beneficially owns 65,445 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the pledges and restrictions described in Item 6 of the Statement.

To the knowledge of the Reporting Person, each of Mr. Maffei and Mr. Rosenthaler have sole voting and dispositive power of the Common Stock beneficially owned by them. Mr. Maffei and his wife, as the two directors of the Maffei Foundation, have shared voting and dispositive power with respect to any shares held by the Maffei Foundation.
Transactions in the class effected during the past sixty days: Other than as disclosed in Item 6 hereof, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to read as follows:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Settlement of 2020 Forward Contract

As previously disclosed, on March 9, 2020, TripSPV entered into an agreement (the "2020 Forward Contract") establishing the terms and conditions of a variable forward transaction with an unaffiliated third party buyer ("Buyer"). The 2020 Forward Contract obligated TripSPV to deliver to Buyer (or any assignee thereof in accordance with the 2020 Forward Contract) up to 2,422,210 shares of Common Stock (the "Number of Shares"), based on the prices for the Common Stock over a specified period (the "Valuation Period"). Alternatively, TripSPV may have chosen to deliver an equivalent amount of cash based on a measure of the average share price over the Valuation Period.

Under the terms of the Forward Contract, TripSPV received a prepayment amount of approximately $34,246,160 in March 2020. In support of the 2020 Forward Contract, TripSPV agreed to pledge to Buyer a number of shares of Common Stock equal to the Number of Shares (the "Pledge Shares") to secure its obligations under the Forward Contract, and retained voting rights in the Pledge Shares during the term of the pledge absent a default under the Forward Contract.

Also as previously disclosed, on August 10, 2022, TripSPV and Buyer entered into a letter agreement amending certain terms of the 2020 Forward Contract (the "2022 Forward Contract Amendment"). Pursuant to the 2022 Forward Contract Amendment, TripSPV and Buyer agreed to: (i) extend the Valuation Period, (ii) increase the initial share price, which was used to determine the forward floor price for the transaction, and (iii) increase the prepayment amount by $5,050,340.

On December 19, 2024, the Forward Contract settled and TripSPV elected to satisfy its obligations under the Forward Contract by share settlement, pursuant to which TripSPV delivered the full Number of Shares to Buyer and received from Buyer a final payment of $602,404.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(h) Agreement and Plan of Merger, dated December 18, 2024, by and among Liberty TripAdvisor Holdings, Inc., Tripadvisor, Inc. and Telluride Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Reporting Person's Current Report on Form 8-K (SEC File No. 001-36603) filed with the SEC on December 19, 2024.

7(i) Voting Agreement, dated December 18, 2024, by and among Liberty TripAdvisor Holdings, Inc., Tripadvisor, Inc. and Certares LTRIP LLC (incorporated by reference to Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K (SEC File No. 001-36603) filed with the SEC on December 19, 2024.

7(j) Voting Agreement, dated December 18, 2024, by and among Liberty TripAdvisor Holdings, Inc., Tripadvisor, Inc. and Gregory B. Maffei (incorporated by reference to Exhibit 10.2 to the Reporting Person's Current Report on Form 8-K (SEC File No. 001-36603) filed with the SEC on December 19, 2024.

## Signatures
- Liberty TripAdvisor Holdings, Inc.: /s/ Katherine C. Jewell, Katherine C. Jewell/ Vice President (12/20/2024)